UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice of the extraordinary general meeting of RedHill Biopharma Ltd. scheduled for November 16, 2023.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259) and on August 4, 2023 (File No. 333-273709).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: October 10, 2023	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

 REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on November 16, 2023

The Extraordinary General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company"), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel on November 16, 2023, at 3:00 p.m. Israel time, or at any adjournments thereof (the "General Meeting"), for the following purpose:

1.	To approve the increase of the Company's authorized share capital.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on October 16, 2023, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposal, as specified on the proxy to be provided separately.

Whether or not you plan to attend the General Meeting, it is important that your ADSs be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy to be provided separately in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. ADS holders should return their proxies by the date set forth on their form of proxy card.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement ("Position Statement") to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than Tuesday, November 7, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the "Commission") on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

If within half an hour from the time appointed for the General Meeting, a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 21 Ha'arba'a Street, Tel-Aviv, Israel, Tel: +972 3 541 3131, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.redhillbio.com, the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel
October 10, 2023